Filed pursuant to Rule 425 of the Securities Act of 1933
Filing by : Mitsui Sumitomo Insurance Company, Limited
Subject Company : Mitsui Sumitomo Insurance Company, Limited
SEC File No. 333-13586
Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo”) presently expects that a registration statement will be filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, for the shares to be issued by Mitsui Sumitomo Insurance Group Holdings, Inc. in connection with the transaction described below, and that the prospectus included therein will be distributed to holders of Mitsui Sumitomo common stock in the United States. U.S. investors are urged to read the registration statement and prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from Mitsui Sumitomo by directing such request to: Mitsui Sumitomo Insurance Company, Limited, 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan, Attention: Hiroyasu Kanno, Shareholder Relations & Legal Dept, 011-813-3297-1111.
[Translation]
October 23, 2007

Name of Representative:	Toshiaki Egashira, President and Director
Company Name :	Mitsui Sumitomo Insurance Company, Limited
(Code No.: 8752)
Basic Matters of Holding Company
To whom it may concern
As announced on August 22, 2007, Mitsui Sumitomo Insurance Company, Limited has decided to establish a holding company through a sole share transfer subject to the approval of the shareholders’ meeting and approvals of the competent authorities as soon as possible in fiscal 2008, thereby significantly strengthening the group’s management structure. The Company hereby announces that the basic matters of the holding company to be created were determined as follows at the meeting of the board of directors held on October 23, 2007.
•	Basic matters of the holding company to be created through the share transfer
Trade Name:	Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha (English name: Mitsui Sumitomo Insurance Group Holdings, Inc.)
Nature of Business:	The purpose is to engage in the following businesses as an insurance holding company:
(1)	management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law; and

(2)	any other businesses incidental to the business set out in the preceding item.
Address of Head Office:	Chuo-ku, Tokyo
Stated Capital:	100,000,000,000 yen
Other matters regarding the share transfer will be further notified once determined.
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